BEN HILL GRIFFIN, INC.

CITRUS MARKETING CONTRACT

This agreement, made and entered into this 26th day of February, 2004 by and between **BEN HILL GRIFFIN, INC.** of Frostproof, Florida hereinafter referred to as **GRIFFIN** and Alico, Inc., of Post Office Box 338, La Belle, Florida 33975 hereinafter referred to as **GROWER**, wherein **GROWER** agrees to sell and **GRIFFIN** agrees to buy the following described fruit covering 2004-2005 Fruit Season and is written as a continuing contract to cover subsequent fruit seasons subject to (1) modifications to meet changing conditions and (2) cancellation by either party by giving notice prior to August first preceding the next fruit season.

VARIETY	NO. OF BOXES	VARIETY	NO. OF BOXES
E/M		Specialty Varieties	
Valencia			
Colored Grapefruit			

LOCATION: groves located in Polk, Hendry and Collier Counties

UTILIZATION: Delivery of this fruit shall be at the discretion of Griffin, and unless otherwise provided, **GRIFFIN** shall direct the flow of above fruit to whatever processing facility it is best suited for use as concentrate, sections, or fresh fruit. The title to all fruit delivered under the terms of this agreement shall pass to **GRIFFIN** at time of delivery.

SPECIFICATIONS: Each load of fruit must meet all applicable laws and regulations and must meet **GRIFFIN'S** delivery requirements. Each load of concentrate oranges must have a minimum solids content of 10.5 Brix and a minimum ratio of 12.0.

POOLS:

CONCENTRATE: Five concentrate pools will be operated: Early-Midseason Oranges, Late Oranges, White Grapefruit, Colored Grapefruit, and Mandarins. Honey Tangerines will be pooled with Early-Midseason Oranges. The Mandarin Pool will include Temples, Tangerines, Tangelos and all other Mandarin varieties. Fruit not meeting **GRIFFIN'S** standard, but nevertheless accepted under emergency conditions, may be placed in separate pools.

SECTIONS: Three basic section pools will be operated: Duncan Grapefruit, White Grapefruit, and Colored Grapefruit. Fruit not meeting **GRIFFIN'S** Standards, but nevertheless accepted under emergency conditions, may be placed in separate pools.

FRESH FRUIT: A pool will be operated for each regular and late bloom variety. Eliminations will be processed as concentrate or sections in accordance with the utilization paragraph of this agreement.

CREDITS: **GROWER'S** account will be credited with 100% of the amount of net pounds of fruit solids or the number of net weight boxes delivered to and accepted by processing facilities as determined by the State Inspection Service through its standard test. Fresh fruit accounting will be on 1 3/5 bushel standard box basis.

SERVICE FEE: For each box of fruit handled a fee not to exceed $.08 per box will be assessed to **GROWER'S** account.

RETURNS:

CONCENTRATE: Returns will be based on net revenues received from concentrate returns applicable to each pool.

SECTIONS: Returns will be based on net revenues received from section returns applicable to each pool.

FRESH FRUIT: Returns will be based on net sales revenues by variety on a packed 1 3/5 bushel box equivalent basis, less **GROWER'S** prorated share of **GRIFFIN'S** audited costs regarding all fresh fruit, in addition to a charge shown below:

CITRUS TYPE	**FRESH FRUIT CHARGE**
Oranges	$.09 (Per Packed Carton)
Grapefruit	$.09 (Per Packed Carton)
Temples, Tangelos and Tangerines	$.125 (Per Packed Carton)

MARKETING FEE: A Marketing Fee will be charged on fresh fruit at the rate of 1 ¼% of the net sales revenue received by **GRIFFIN** for all fresh fruit sold.

HARVESTING: **GRIFFIN** will arrange for the picking, hauling & delivery of the fruit covered by this contract **OR** **GROWER** may exercise the privilege to make his own arrangements for harvesting this fruit, subject to approval of **GRIFFIN.** In the event **GRIFFIN** is to arrange for of this fruit, harvesting will begin as soon as practical after the fruit meets State and USDA tests and **GRIFFIN'S** delivery requirements.

Harvesting costs will be advanced by **GRIFFIN** and will be charged to **GROWER'S** account.

In the event **GROWER** or his agent is to harvest the fruit, arrangement must be made with **GRIFFIN** for the delivery of the fruit after it meets applicable maturity standards. **GRIFFIN** agrees to advance at no interest charge to **GROWER**, reasonable harvesting costs to Growers who delivery their own fruit.

PAYMENTS AND SETTLEMENT:

CONCENTRATE: **GRIFFIN** will make periodic advances on concentrate pools from time to time throughout the year based on realized sales returns for the respective pools, and final payment will be made as soon as practicable after January 15 of each year.

SECTIONS: **GRIFFIN** will make periodic advances on sections pools from time to time throughout the year based on realized sales returns for the respective pools, and final payment will be made as soon as practicable after September 30 of each year.

FRESH FRUIT: **GRIFFIN** will make periodic advances on fresh fruit pools from time to time throughout the year based on realized sales returns for the respective pools, and final payment will be made as soon as practicable after September 30 of each year.

SPECIAL ADVANCES: **GRIFFIN** may make advances greater than those computed for normal periodic advances. These special advances shall bear interest at the prevailing prime rate charged by Sun Bank, N.A. plus ¼% per annum. This contract shall not terminate until all advances made hereunder and accrued interest have been collected by **GRIFFIN**. In the event of a bonafide sale of grower's property, this contract may be canceled at the time the deed of transfer is recorded, provided all other conditions are met.

CERTIFICATION: The return paid by **GRIFFIN** to **GROWER** for citrus fruit under this agreement shall be certified by a firm of Certified Public Accountants.

OWNERSHIP WARRANTY: **GROWER** warrants full right and authority to sell and deliver all of the fruit sold under this contract, free and clear of all liens, encumbrances and restrictions and this shall be a continuing warranty during the life of this contract.

LIABILITY FOR DEFAULT: Neither party shall be liable for any default in the performance of its obligations hereunder occasioned by Acts of God, strikes, lockouts, embargoes, shortages of equipment, or other conditions beyond its control.

ACCESS: **GRIFFIN**, its agents and employees, shall have full and free rights of ingress and egress to **GROWER'S** property at any and all times for the purpose of inspecting, testing or removing such fruit.

STATUTORY STATEMENT: A Bond or Certified of Deposit posted with the Florida Department of Agriculture and Consumer Services does not necessarily insure full payment of claims for any non-performance under this contract.

FLORIDA CITRUS MUTUAL: **GRIFFIN** is/is not authorized to deduct Florida Citrus Mutual assessments from payments to **GROWER** (Circle one).

BEST EFFORTS: **GRIFFIN'S** own fruit returns are governed by the same factors that determine **GROWER'S** fruit returns; accordingly, **GRIFFIN** hereby guarantees its best efforts to minimize costs and maximize sales revenue in order to provide maximum returns to **GROWER**.

GROWER TIN # ___________________________

WITNESS: /S/ STEVE SMITH

GROWER: ALICO, INC.

BY: /S/ JOHN R. ALEXANDER

WITNESS: /S/ DONNA H. RESPRESS

BEN HILL GRIFFIN, INC.

BY: /S/ BEN HILL GRIFFIN, III

C.E.O.

FIRST ADDENDUM to Ben Hill Griffin, Inc.'s Citrus Marketing Contract dated February 26___, 2004, between Ben Hill Griffin, Inc. and Alico, Inc. (Grower).

Where this FIRST ADDENDUM may be inconsistent with the printed portion of the Ben Hill Griffin, Inc. Citrus Marketing Contract, the terms of the FIRST ADDENDUM shall prevail.

This Citrus Harvesting and Marketing Agreement shall cover all fruit owned by Alico, with the exception of the Early/Mid and Valencia fruit from 2x6 Grove which is contracted by Alico to Tropicana, and the Alico fruit contracted by Alico to Florida Orange Marketers, and shall become effective upon closing of that certain Addendum to Settlement Agreement and Plan of Corporate Reorganization and Separation of BHG, Inc. and Ben Hill Griffin, Inc., dated December 27, 2001, and shall run for five (5) complete crop seasons (i.e. August 1 through July 31) provided this agreement shall be cancelable by either party with one year prior written notice, with the effective date of such notice being August 1 of the first crop season which begins on or after the first anniversary of such notice with respect to no more than 50% of the fruit commitment for the season in which the notice is effective and for all subsequent seasons. Thereafter, with one-year prior written notice, with the effective date of such notice being August 1 of the first crop season which begins on or after the first anniversary of such notice, either party may cancel up to the balance of the remaining fruit commitment for the season in which the notice is effective and for all subsequent seasons.

/S/ BEN HILL GRIFFIN, III	/S/ JOHN R. ALEXANDER
Ben Hill Griffin, Inc.	Alico, Inc.
Date: _2/26/04____	Date: _2/26/04_________

SECOND ADDENDUM to Ben Hill Griffin, Inc.'s Citrus Marketing Contract dated _February 26___, 2004, between Ben Hill Griffin, Inc. and Alico, Inc. (Grower).

This agreement is to cover that portion of Alico's fruit from the 2x6 Grove that is committed to Alico's Tropicana Products, Inc. Agreement, and that portion of Alico's fruit that is committed directly to Florida Orange Marketers. The agreement is to cover estimating, field services, supervision of harvesting, harvesting, roadsiding and hauling of the fruit committed to the two above mentioned contracts.

Ben Hill Griffin, Inc. will schedule the harvesting services based on the delivery schedule by Tropicana Products, Inc. and Florida Orange Marketers and will bill Alico the month following service rendered.

This Citrus Harvesting and Marketing Agreement shall become effective upon closing of that certain Addendum to Settlement Agreement and Plan of Corporate Reorganization and Separation of BHG, Inc. and Ben Hill Griffin, Inc., dated December 27, 2001, and shall run for five (5) complete crop seasons (i.e. August 1 through July 31) provided this agreement shall be cancelable by either party with one year prior written notice, with the effective date of such notice being August 1 of the first crop season which begins on or after the first anniversary of such notice with respect to no more than 50% of the fruit commitment for the season in which the notice is effective and for all subsequent seasons. Thereafter, with one-year prior written notice, with the effective date of such notice being August 1 of the first crop season which begins on or after the first anniversary of such notice, either party may cancel up to the balance of the remaining fruit commitment for the season in which the notice is effective and for all subsequent seasons.

/S/ BEN HILL GRIFFIN , III	/S/ JOHN R. ALEXANDER
Ben Hill Griffin, Inc.	Alico, Inc.
Date: _2/26/04____	Date: _2/26/04_________